SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 29, 2004

                           Commission File No. 1-14838

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                               ------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 28, 2004 announcing third quarter results for 2004.

[RHODIA LOGO]
                                                                   PRESS RELEASE


                          RHODIA: RECOVERY PROGRESSING


Paris, October 28, 2004 - Rhodia today published its results for the third quarter of 2004 as reviewed by the Board of Directors on October 27, 2004. Highlights for the period include:

    |X| Strong growth in volumes and operating performance compared with the third quarter of 2003.

    |X| Persistent high raw material prices, notably benzene and its derivatives.

    |X| Accelerated implementation of price increases with significant initial effects.

    |X| Steady implementation of cost-cutting programs in line with targets for the year and progress in industrial restructuring plans.

    |X| Finalization of the divestiture program announced in October 2003:
        760 million euros cash received.

    |X| 404 million euros reduction in Total Net Debt for the third quarter of 2004 and increase in the Group's current liquidity (including available bank facilities) to 1,041 million euros at the end of September compared with 778 million euros at the end of June.


            SIMPLIFIED INCOME STATEMENT FOR THE THIRD QUARTER OF 2004
                              In millions of euros

---------------------------------------------------------------------------------------------------
      2003           2003                                                               2004
    Reported       Restated*
---------------------------------------------------------------------------------------------------
     1,299           1,134     Net sales                                                1,289
---------------------------------------------------------------------------------------------------
       76             52       EBITDA (before restructuring costs)                       78
---------------------------------------------------------------------------------------------------
      5.9%           4.6%      EBITDA margin (before restructuring costs)                6%
---------------------------------------------------------------------------------------------------
       45             22       EBITDA (after restructuring costs)                        51
---------------------------------------------------------------------------------------------------
      3.4%           1.9%      EBITDA margin (after restructuring costs)                 4%
---------------------------------------------------------------------------------------------------
      -164           -128      Operating income                                          -48
---------------------------------------------------------------------------------------------------
     -1,028            -       Net income (after minorities)                             -91
---------------------------------------------------------------------------------------------------

* Constant structure and exchange rates

o Strong growth in volumes and significant initial effects from price increases

    Rhodia reported Net Sales of 1,289 million euros for the third quarter of 2004. On the same basis (constant structure and exchange rates) net sales rose 13.7% compared with the third quarter of 2003.

    The rise in the net sales reflects the strong 10.7% growth in volumes achieved during the third quarter. All Enterprises experienced continued high demand, particularly in Asia, the US and Latin America. Polyamide benefited from a strong growth in volumes, offsetting the impact of seasonal fluctuations typical of the third quarter.

    Beginning in the second quarter, the Enterprises have been implementing an aggressive policy to raise selling prices which will take full effect in the fourth quarter with already 47 million euros impact recorded in the third quarter. This performance has partially offset the higher prices charged for raw materials, notably benzene and its derivatives.

    The Group also actively pursued its program to reduce fixed costs, generating incremental savings of 66 million euros as of the end of September, in line with the target of 103 million euros (before inflation) set for 2004.

    Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) before restructuring stood at 78 million euros for the third quarter of 2004. On a comparable basis (constant structure and exchange rates), EBITDA increased 50 % compared with the same period in 2003. On the same basis of comparison, the EBITDA margin before restructuring rose to 6% in the third quarter of 2004, compared with 4.6% in the third quarter of 2003.

    After restructuring costs, EBITDA stood at 51 million euros in the third quarter of 2004, up from 22 million euros in the same period of 2003 on the same basis (constant structure and exchange rates).

    Operating income stood at a loss of 48 million euros in the third quarter of 2004 against a loss of 128 million euros in the third quarter of 2003 on the same basis (constant structure and exchange rates).

    Interest expenses (54 million euros) include interest on servicing Group debt (44 million euros) and 10 million euros of other financial expenses, of which 8.1 million euros is for quarterly amortization related to debt restructuring until March 2006.

    Accounting for the above items and for capital gains from asset divestitures, Net income (after minority interests) stood at a loss of 91 million euros for the third quarter of 2004, compared with a loss of 1,028 million euros for the same period in 2003.


o   Continued reduction in total net debt

    The Group continued to maintain tight control over Capital Expenditures, which stood at 46 million euros in the third quarter of 2004, and on its Operating Working Capital, which stood at 13.6% of net sales, in line with the Group's objective.

    The Group's free cash flow, including capital expenditures and 27 million euros of cash restructuring, stood at 44 million euros for the third quarter of 2004, before impact of securitization of receivables.

    Net Debt stood at 2,048 million euros at the end of September, compared with 2,385 million euros at the end of June 2004. Total Net Debt, which includes off-balance sheet items, stood at 2,512 million euros, down 14% compared with June 2004.

    The Group's current liquidity (including available bank facilities) rose to 1,041 million euros in the third quarter of 2004, up from 778 million euros as of June 30, 2004.

o Completion of the first two stages in the recovery plan and progress in the cost-cutting program, in line with Group targets

       > Consolidation of the Group's medium-term financing -> COMPLETED
         In line with its commitment in this area, the Group has successfully completed its refinancing plan and secured its medium-term liquidity until 2006.

       > Refocusing of the business portfolio -> COMPLETED
         The sale of the North American phosphates activity to Bain Capital and the European phosphates business to Thermphos, finalized during the third quarter, enabled Rhodia to complete its asset divestiture program launched nine months ago. Proceeds from divestitures, net of adjustments for divestment expenses and taxes, stand at approximately 760 million euros and substantially exceed the target of 700 million euros set for 2004.

       > Streamlining of Group structures and cost-cutting program -> ON
         SCHEDULE
         The restructuring plan adopted by the Group in 2003 is proceeding according to schedule.

         At the end of September 2004, 48% of the two years social plan for reorganizing the support functions had been completed (more than 600 of 1,329 jobs eliminated worldwide).

         At the same time, the industrial restructuring pursued by the different Enterprises is proceeding according to target with action plans widely underway in Polyamide, PPA, RPS and RE3S.


o   Outlook

    The main features of the business environment remain the high price of raw materials and continued uncertainty on exchange rates. The Group's operating performance during the full year will reflect the impact of divestitures finalized in 2004.

    The Group, supported by anticipated steady volumes and the full effect of its pricing initiatives in the fourth quarter, confirms that its EBITDA before restructuring for the full year 2004 should improve compared with 2003, on the same basis (constant structure and exchange rates).


--------------------------------------------------------------------------------
   This press release and a detailed presentation of the results are available on Rhodia's corporate website at: www.rhodia.com
--------------------------------------------------------------------------------

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas                     +33 1 55 38 45 48
Anne-Laurence de Villepin       +33 1 55 38 40 25



Investor Relations
Nicolas Nerot                   +33 1 55 38 43 08

CONSOLIDATED INCOME STATEMENT
(French GAAP)

--------------------------------------------------------------------------------
                         ((euro)m)              Q3 2003               Q3 2004
--------------------------------------------------------------------------------
Net Sales                                        1,299                 1,289
--------------------------------------------------------------------------------
EBITDA before restructuring                       76                    78
--------------------------------------------------------------------------------
EBITDA                                            45                    51
--------------------------------------------------------------------------------
Operating Profit                                 -164                   -48
--------------------------------------------------------------------------------
Equity in earnings of affiliated companies        -40                   -14
--------------------------------------------------------------------------------
Interest expenses                                 -45                   -54
--------------------------------------------------------------------------------
Other gains and losses                            -53                   76
--------------------------------------------------------------------------------
Income Tax                                       -170                   -41
--------------------------------------------------------------------------------
Minority Interests                                -1                    -5
--------------------------------------------------------------------------------
Net result after minorities                      -472                   -86
(before goodwill amortization)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Goodwill amortization                            -556                   -4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net result after minorities                     -1,028                  -91
(after goodwill amortization)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earning/(loss) per share (euro) *                -5.74                 -0.15
--------------------------------------------------------------------------------

* calculated on the base of 627 582 158 shares for 2004 and 179 309 188 shares for 2003

CONSOLIDATED BALANCE SHEET

                                       -----------------------------------
                                        June 04           September 04
                                       -----------------------------------
((euro)m)

--------------------------------------------------------------------------
Fixed Assets                             3,822               3,467
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Current Net Assets                        482                 399
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Total Assets                             4,304               3,866
--------------------------------------------------------------------------


--------------------------------------------------------------------------
Shareholders' Equity*                     687                 590
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Long Term & Short Term Liabilities       1,233               1,228
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Net Debt                                 2,385               2,048
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Total Liabilities                        4,304               3,866
--------------------------------------------------------------------------

* including minority interests

-----------------------------   -------    ---------      -----------    ------
((euro)m)                       Q3 2003     Q3 2003         Q3 2004         %
-----------------------------   -------    ---------      -----------    ------
                                            restated
-----------------------------
RHODIA (consolidated)                          (A)             (B)       (B)/(A)
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                        1,299        1,134            1,289      114%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA before restruct.             76           52               78      150%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        5.9%         4.6%             6.0%
-----------------------------   -------    ---------      -----------    ------
EBITDA                              45           22               51      232%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
HPCII
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          149          136              148      109%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             14           12               15      125%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        9.3%         8.7%            10.1%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              13           11               15      136%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
PPF
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          275          144              165      115%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             26           12               12      100%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        9.3%         8.0%             7.1%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              13           -1               12       N/A
-----------------------------   -------    ---------      -----------    ------

-----------------------------
RE3S
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          175          171              182      106%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             12           11               13      118%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        6.7%         6.6%             7.1%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              11           11               12      109%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
PPMC
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          132          122              136      111%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.              9            8                0       N/A
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        6.7%         6.1%            -0.2%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                               2            0               -1       N/A
-----------------------------   -------    ---------      -----------    ------

-----------------------------
POLYAMIDE
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          308          299              400      134%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             19           18               40      222%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %        6.1%         6.0%            10.0%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              15           14               37      264%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
ECO SERVICES
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                           56           52               54      104%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             19           18               16       89%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %       34.2%        34.7%            29.7%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              19           18               16       89%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
ACETOW
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                          104          101              104      103%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             26           25               24       96%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %       24.6%        24.6%            23.4%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              25           24               24      100%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
RPS
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                           57           53               52       98%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.            -17          -18               -7       39%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %      -29.8%       -33.0%           -13.9%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                             -19          -19              -18       95%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
PPA
-----------------------------
                                -------    ---------      -----------    ------
Net Sales                           79           78               80      103%
-----------------------------   -------    ---------      -----------    ------
EBITDA before restruct.             -1           -2               -4      200%
-----------------------------   -------    ---------      -----------    ------
EBITDA Margin bef. Rest. %       -1.6%        -2.2%            -4.5%
-----------------------------
                                -------    ---------      -----------    ------
EBITDA                              -1           -2              -10      500%
-----------------------------   -------    ---------      -----------    ------

-----------------------------   -------    ---------      -----------    ------
inter company  Sales               -35          -19              -26      137%
-----------------------------   -------    ---------      -----------    ------

-----------------------------
CORPORATE &OTHERS
-----------------------------
                                -------    ---------      -----------    ------
EBITDA before restruct.            -29          -32              -31       97%
-----------------------------   -------    ---------      -----------    ------
EBITDA                             -33          -35              -36      103%
-----------------------------   -------    ---------      -----------    ------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 29, 2004                      RHODIA

                                            By: /s/ BRUNO MOUCLIER
                                                --------------------------
                                                Name:  Bruno Mouclier
                                                Title: Chief Financial Officer